[redacted]

UNITED
SECURITIESANDEXC
Washington, .

14047530

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Illinois Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 HERTIAGE
(No. and Street)

BOURBONNAIS	IL	60914
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kresl (815) 932-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burke, Montague & Associates, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 390	Bradley	IL	60915
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Kresl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Illinois Securties, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
VIOLET A. HOSTY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-11-2016

Signature

C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2013

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2013

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
TABLE OF CONTENTS
DECEMBER 31, 2013

Burke, Montague & Associates L.L.C.

Certified Public Accountants, Advisors & Auditors

Members
Charles R. Burke, CPA
Raymond J. Raymond, CPA
Kathleen C. Wilson, CPA

Consultant
Robert J. Montague, CPA

INDEPENDENT AUDITOR'S REPORT

Board and Management of
First Illinois Securities, Inc.

We have audited the accompanying financial statements of First Illinois Securities, Inc. (An Illinois Corporation), which are compromised of the balance sheet as of December 31, 2013, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

253 West Broadway, Bradley, Illinois 60915 Phone 815.933.5641 Fax 815.939.0016

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Illinois Securities, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statements taken as a whole. The computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, and exemptive provision under Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Burke Montague & Associates LLC

Burke, Montague & Associates LLC
Bradley, IL
February 25, 2014

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
BALANCE SHEET
AS OF DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash & Cash Equivalents	$	71,442
Investments		29,785
Accounts Receivable		9,134
Prepaid CRD Expenses		1,261
Total Current Assets		111,622
TOTAL ASSETS	$	111,622

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Due to Affiliate	$	3,628
Accounts Payable		89
Total Current Liabilities		3,717
STOCKHOLDER'S EQUITY		
Common Stock, $ .01 Par Value, 1,000 Shares Authorized, 1000 Shares Issued & Outstanding		10
Paid in Excess		7,490
Retained Earnings		100,405
Total Stockholder's Equity		107,905
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	111,622

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue	$ 104,430
Cost of Goods Sold	
MANAGEMENT FEE	2,000
CLEARING CHARGES	19,051
REGISTRATION	(1,022)
Total Cost of Goods Sold	20,029
Gross Profit	84,401
Operating Expenses	
BANK CHARGES	2
BD EXPENSE	92,346
Total Operating Expenses	92,348
Operating Income (Loss)	(7,947)
Other Income (Expense)	
INTEREST & DIVIDEND INCOME	6,641
Total Other Income (Expense)	6,641
Net Income (Loss) Before Taxes	(1,306)
Income Tax Expense	0
Net Income (Loss)	$ (1,306)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid in Capital	Retained Earnings
Balance, January 1, 2013	$ 10	$ 7,490	$ 101,711
Net Income	0	0	(1,306)
Balance, December 31, 2013	$ 10	$ 7,490	$ 100,405

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (1,306)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Decrease (Increase) in Operating Assets:	
Accounts Receivable	2,863
Investments	(55)
Prepaid Expenses	(1,111)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(27)
Accrued Expense	3,503
Total Adjustments	5,173
Net Cash Provided By (Used in) Operating Activities	3,867
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided By (Used in) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,867
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	67,575
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 71,442
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income Taxes Paid	$ 0
Interest Paid	$ 0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

NOTE 1-NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The summary of significant accounting policies of FIRST ILLINOIS SECURITIES, INC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The financial statements of First Illinois Securities, Inc. include all operations of the Company. The Company was organized on November 19, 1986 as an Illinois Corporation for purposes of operating as a broker/dealer. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. On August 6, 1987, the Company was approved as a National Association of Securities Dealers, Inc. (NASD) member established to sell Direct Participating Programs Limited Partnerships and not to hold customer funds or safekeep customer securities.

Basis of Accounting

The basis of accounting determines when transactions are recorded in the financial records and reported on the financial statements. The accompanying financial statements have been prepared on the accrual basis of accounting, wherein expenses are recognized as incurred and revenues are recognized at the time of sale.

Cash and Cash Equivalents

Cash and cash equivalents include amounts in demand deposits, as well as certificates of deposit with maturities of three months or less. The Company may, on occasion, maintain bank balances in excess of federally insured limits. The Company has not experienced any losses in these accounts. Management does not feel this exposes the Company to significant credit risk.

Investments

Investments consist of certificates of deposit with original maturities in excess of three months.

Prepaid Assets

Payments made to vendors for services that will benefit periods beyond December 31, 2013 are recorded as prepaid items.

Accounts Receivable

The Company uses the direct write-off method of recognizing uncollectible receivables. As of December 31, 2013, there were no accounts receivable for which the ultimate collection was considered to be in doubt.

FIRST ILLINOIS SECURITIES, INC
(AN ILLINOIS CORPORATION)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

NOTE 2-RELATED PARTY TRANSACTIONS
The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Operating expenses of the Company are paid to a related company. The aggregate amount of these broker dealer expenses for the year ended December 31, 2013 was $92,346.

NOTE 3-INCOME TAXES
The Company accounts for income taxes on the liability method. At December 31, 2013, the Company had no apparent unrecorded tax attributes. The Internal revenue Service has not examined the Company's federal income tax returns in recent years. The Company's federal income tax returns for the prior three years are subject to examination by the IRS. The income tax provision is computed as follows:

Net Book Income Before Taxes	$(1,306)
Statutory Federal & Illinois Tax Rate	38.73%
Statutory Taxes	(506)
Surtax Exemptions & Timing Differences	(506)
Current Expense	0
Less: Estimated Payments	0
Current Payable (Receivable)	$ 0

NOTE 4-SUBSEQUENT EVENTS
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2014, the date the financial statements were available to be issued.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
First Illinois Securities, Inc. **as of December 31, 2013**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Balance Sheet			$ 107,905	3480
2. Deduct ownership equity not allowed for Net Capital				3490
3. Total ownership equity qualified for Net Capital			107,905	3500
4. Add:				
A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
B. Other (deduction) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 107,905	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Balance Sheet	1,261	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-propriety capital charges				
D. Other deductions or charges		3600		
7. Other additions and/or allowable credits (List)		3610	(1,261)	3620
8. Net capital before haircuts on securities positions				3630
9. Haircuts on securities (computed where applicable pursuant to 15c3-1(f):			$ 106,644	3640
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities - Money Market Mutual Fund		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	0	3740
10. Net Capital			$ 106,644	3750

Reconciliation between unaudited and audited Net Capital Computation

Net Capital per unaudited FOCUS Report Part IIA	$ 106,644
Adjustment for prepaid expense	1,261
Net Capital per audited financial statements	$ 107,905

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	
First Illinois Securities, Inc.	as of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)		$	248	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	5,000	3760
14. Excess net capital (line 10 less 13)		$	101,644	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	106,272	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.i. Liablilities from Balance Sheet			$	3,717	3790
17. Add:		3800			
A. Drafts for immediate credit					
B. Market Value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts		3820		0	3830
19. Total Aggregate indebtedness			$	3,717	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			%	3.49%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	0.00%	3860

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)---$2,500 capital category as per Rule 15c3-3			4550
B. (k)(2)(A)----Special Account for the Exclusive Benefit of Customers maintained			4560
C. (k)(2)(B)-----All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm SOUTHWEST SECURITIES	4335		4570
D. (k)(3)---------Exempted by order of the Commission (include copy of letter)			4580